UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at July 28, 2006

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 28, 2006

Print the name and title of the signing officer under his signature.

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DM ANNOUNCES NDM ANNOUNCES NDM ANNOUNCES

Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.northerndynasty.com

NORTHERN DYNASTY COMPLETES $87.5 MILLION FINANCING

July 28, 2006, Vancouver, B.C. - Northern Dynasty Minerals Ltd. (AMEX:NAK; TSXV:NDM), announces the completion of the sale of 8.745 million common shares of the Company to Kennecott Canada Explorations Inc., an affiliate of  Rio Tinto Plc, for proceeds of $87.5 million. As announced on June 27, 2006 the transaction represents the acquisition by Kennecott, through an affiliate, of approximately 9.9% of Northern Dynasty. The share sale was made pursuant to an agreement that provides Kennecott with certain pre-emptive rights to future Northern Dynasty financings, which allow Kennecott to increase its equity stake in Northern Dynasty to up to 19.9%. Up to three technical advisors from Kennecott will also be involved with Northern Dynasty in the Pebble Project team.

Northern Dynasty Minerals Ltd is the parent company of Northern Dynasty Mines Inc., a US company that is advancing the Pebble Project located in south-western Alaska, USA. The resources of the combined Pebble West and Pebble East deposits rank among the largest copper, gold, molybdenum accumulations in the world. The Pebble East deposit, discovered in 2005, is open to further expansion. Northern Dynasty has been engaged in comprehensive engineering, environmental and socioeconomic studies on the Pebble West deposit since 2004, and is currently expanding this work to include the Pebble East deposit, and create an integrated development plan for the Project.

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

  Forward Looking and other Cautionary Information

  This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.